UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

October 26, 2006

Item 3.	News Release

The News Release dated October 26, 2006 was disseminated via CCN Matthews.

Item 4.	Summary of Material Change

The Company reported that drilling on its Lookout Hill project, 7.5 km along strike to the north of the Entrée-Ivanhoe joint property boundary, has intersected widespread, shallow, copper and gold mineralization. The mineralization, in the Ulaan Khud Zone of Lookout Hill (see map on www.entreegold.com), occurs in the same geological setting as that of Oyu Tolgoi.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President and CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 26th day of October, 2006.

SCHEDULE “A”

DRILLING ON ENTRÉE'S LOOKOUT HILL PROJECT INTERSECTS COPPER AND GOLD MINERALIZATION 7.5 KM NORTH OF THE ENTRÉE - IVANHOE PROPERTY BOUNDARY

Vancouver, B.C., Thursday, October 26, 2006 - Entrée Gold Inc. (TSX: ETG; AMEX: EGI; Frankfurt: EKA – “Entrée” or the “Company”) reports that drilling on its Lookout Hill project, 7.5 km along strike to the north of the Entrée-Ivanhoe joint property boundary, has intersected widespread, shallow, copper and gold mineralization. The mineralization, in the Ulaan Khud Zone of Lookout Hill (see map on www.entreegold.com), occurs in the same geological setting as that of Oyu Tolgoi.

Company President, Greg Crowe, commented: “These results are exciting. Although the copper and gold values encountered to date are sub-economic, similar grade material was intersected in early-stage drilling in areas peripheral to the Southwest Oyu Tolgoi open-pit ore body. The presence of a mineralized system this far to the north of the main Oyu Tolgoi deposits illustrates the regional scope of this rich copper and gold system and suggests continued potential for the discovery of additional deposits.”

Drilling on the Entrée - Ivanhoe Agreement Area

Pursuant to its Earn-in Agreement with Entrée, Ivanhoe Mines Ltd. (TSX: IVN, NYSE: IVN; NASDAQ: IVN – “Ivanhoe”) has been conducting condemnation drilling in the vicinity of a proposed airport and water pipeline route 4.5 km to 8.5 km north of Entrée’s Copper Flats area (see map on www.entreegold.com). To date, Ivanhoe has completed 18 holes, totaling 11,433 metres, in this area.

Several of these holes intersected a quartz monzodiorite (“QMD”) very similar to that associated with the Hugo Dummett mineralization, and the same Devonian aged stratigraphic section of rocks as those that lie immediately above the Hugo North ore body. Approximately 7.5 km along strike to the north of the property boundary, or approximately 6.9 km north of the inferred resource of 6.6 billion pounds of copper and 3.2 million ounces of gold at Copper Flats (see Entrée news of February 1, 2006), three drill holes, EGD110, EGD118 and EGD120, have intersected copper and gold mineralization (see table below). This mineralization lies at relatively shallow depths, below unmineralized, unconsolidated Cretaceous cover that average 100 metres to 125 metres in thickness.

The three drill holes suggest a northeasterly-trending, southeast-dipping, mineralized body of approximately 125 metres in true thickness. Mineralization extends from near surface to a minimum of 450 metres downdip and remains open in all directions. In addition, two holes (EGD089 and EGD096), located approximately 1.5 km north of EGD118, intersected mineralized quartz stockwork with copper values.

Hole	From (metres)	To (metres)	Thickness (metres)	Cu (%)	Au (g/t)

EGD089	810	886	76	0.25	0.03
	936	958	22	0.25	0.03
	998	1010	12	0.31	0.03
	1062	1086	24	0.28	0.05

EGD096	1128	1140.9	12.9	0.30	0.03

EGD110	366	520	154	0.34	0.08

EGD118	214	344	130	0.35	0.11

EGD120	228	268 (end of hole)	40	0.34	0.42

Mr. Crowe noted: “The shallow mineralization is also noteworthy because, at these depths, Entree’s joint venture interest increases to 30%. A large amount of additional drilling will be required along this structure, a strike distance of approximately 10 km, commencing from immediately north of the previously-defined resource (of which the most northerly hole is EGD053 - see map on www.entreegold.com) to the northern Entrée-Ivanhoe-BHP property boundary. It should also be noted that an additional 5 km of untested Entrée ground lies along the projection of the Oyu Tolgoi mineralized system to the south of Ivanhoe’s Oyu Tolgoi concession.”

Independent Exploration on Entrée’s 100% Owned Lookout Hill

The Company has completed, to date, seven diamond holes, totalling 6,169.4 metres, on targets within the portion of Lookout Hill that lies outside the Ivanhoe Earn-in Agreement. Approximately 2,000 metres remain to be drilled in the 2006 exploration program. Targeted areas include the West Grid geophysical and/or geochemical targets, the Ring Dyke, the Zone III gold system, and the Zones I and II areas of alteration and geophysical targets.

West Grid

The large, and geologically-complex, West Grid area remains at an early exploration stage. Three drills are now testing numerous, deep, geophysical, geochemical and geological targets in this area. Drilling was slow earlier in the season because of technical difficulties and the availability of only a single drill.

Complete results have now been received for three of seven holes drilled this season, EG06-039, EG06-040, and EG06-041. The only complete new hole since the Company’s last exploration update (news release September 13, 2006) is EG06-041. Other assay results are pending.

EG06-041 was drilled beneath previously reported EG06-040 and intersected Carboniferous and Devonian stratigraphy, without significant gold or copper results. The induced polarization (“IP”) anomaly in this area remains unexplained.

A total of 3,290 metres, in 18 holes, of shallow reverse circulation (“RC”) drilling has been completed in the areas of the Zone III epithermal gold target and the Zone I and Ring Dyke epithermal/porphyry-style targets.

Ring Dyke Zone

Holes EGRC06-001 to EGRC06-007 were drilled on a wide spacing (700 metres to 1,000 metres apart) in the early-stage Ring Dyke zone, to test a blind IP anomaly. They succeeded in partially delineating a large, sulphide-rich epithermal, or high-level porphyry, system, underlying a variable thickness of unmineralized Cretaceous cover. The best RC assay results were:

• 5 metres (from 76 metres to 81metres) of 0.06% copper (“Cu”) in EGRC06-001,

• 5 metres (from 212 metres to 217 metres) of 0.09% Cu in EGRC06-005, and

• 982 parts per billion (“ppb”) gold (“Au”) (from 171 metres to 172 metres) in EGRC06-006.

A deeper test of this large, 2.0 km by 2.5 km area, using a diamond drill, is planned for next season.

Zone III

RC holes EGRC06-008 to EGRC06-012 were drilled in peripheral areas of the Zone III epithermal gold zone. Holes EGRC06-010- EGRC06-012 did not encounter significant mineralization. EGRC06-008 and EGRC06-009 are located at the north end of Zone III, approximately 350 metres north of the diamond holes that were drilled in 2004 and 2005:

• EGRC06-008 returned 7 metres (from 14 metres to 21 metres) of 620 ppb Au including 1 metre of 1.78 grams per tonne (“g/t”) Au; 1 metre (from 29 metres to 30 metres) of 1.51 g/t Au, and 1 metre (from 63 metres to 64 metres) of 1.94 g/t Au.

• EGRC06-009 returned 1 metre (33 metres to 34 metres) of 891 ppb Au. Results confirm the potential for extending the Zone III epithermal zone to the north and to the south.

Holes EGRC06-013 to EGRC06-018 were drilled along the margins of the Zone I advanced argillic zone and did not return significant gold or copper values.

“The drilling completed to date has been very useful in expanding our geological knowledge of the various areas,” said Mr. Crowe. “In particular, the rock types and alteration encountered in the West Grid area confirm the similarities of its geological setting with that of the Oyu Tolgoi ore deposits.

“The exploration on our Lookout Hill property is still in the early stages. Historically, BHP-Magma drilled 23 holes before selling Oyu Tolgoi to Ivanhoe, who subsequently drilled an additional 137 holes before intersecting the gold-rich, high-grade core of Southwest Oyu Tolgoi. Entrée has completed only 7 holes to date in the West Grid area. There remains a large number of drill targets on our 100% owned ground that warrant further testing.”

Manlai Exploration Update

Exploration at Entrée’s Manlai Mongolian project this year has focused on following up targets defined by last year’s work. It has consisted of a 13 km infill time domain IP survey, 8 diamond drill holes, totaling 4,270 metres (mainly in the East Target area), and additional geological mapping. The drilling and mapping has greatly enhanced the Company’s understanding of the geological setting. The drilling was successful in partially defining a mineralized, porphyry-style stockwork over an area approximately 250 metres by 500 metres. This zone is still open along strike and to depth.

Two additional holes (EGU06-011 and EGU06-012) have been completed since the Company’s news release of September 13, 2006; however, assay results have not yet been received. The following is a summary of this year’s drilling at Manlai:

• EGU06-009 returned 259.1 metres (from 299.9 metres to 559.0 metres) of 821 parts per million (“ppm”) Cu, including 70 metres (from 386.0 metres to 456.0 metres) of 1,330 ppm Cu.

• EGU06-010 returned 202 metres (333.0 metres to 535.0 metres) of 857 ppm Cu, including 89 metres (378 metres to 465 metres) of 1,174 ppm Cu.

• EGU06-012, located in the East Target area was a 500 metre step-out to the northwest from EGU06-009. The hole did not intersect significant visible mineralization and encountered only weak alteration and quartz stock veining. Either a fault is present between EGU06-009 and EGU06-012, as interpreted by geophysics, surface mapping and drill results, or hole EGU06-012 was collared too far south to intersect the more northwesterly-trending system, as defined in holes EGU06-005, EGU06-009, and EGU06-010 (see map on www.entreegold.com). This system of porphyry-style quartz stockwork, with associated k-feldspar alteration and copper-gold+/- molybdenum mineralization, remains open along strike and to depth.

• EGU06-011 tested the Central Target zone, located 3 km to the west of the East Target zone tested by EGU06-005 to EGU06-010. This area was tested in 2005 by drill holes EGU05-002 and EGU05-004 and is defined by a strong IP anomaly and by zones of stockwork-style quartz veining, carrying weak lead-zinc mineralization.

Drilling has finished for the 2006 exploration season. Results will be compiled and assessed as the first step in planning 2007 work.

Quality Control and Quality Assurance

Entrée exploration programs are under the supervision of Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a qualified person as defined by National Instrument 43-101. Mr. Cann is responsible for the preparation of technical information in the Company’s news releases. Split core samples were prepared and analyzed at SGS Mongolia LLC in Ulaanbaatar, Mongolia. Prepared standards and blanks are inserted at the project site to monitor the quality control of the assay data. Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia.  Prepared standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia and has recently acquired an early stage copper porphyry project in Arizona, USA.

Entrée holds a 100% interest in mineral concessions comprising the 179,590 hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500 hectare, Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe”).

Lookout Hill Earn-in Agreement

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s Lookout Hill property. Details of the Earn-In Agreement are available on Entrée’s website at www.entreegold.com and on SEDAR at www.sedar.com. Drilling conducted by Ivanhoe as part of the Earn-In Agreement has confirmed the extension of the Hugo North Deposit onto Lookout Hill. An initial inferred resource was estimated at 190,160,000 tonnes (calculated using a 0.6% copper equivalent cut-off), averaging 1.91% copper equivalent, containing over 6.5 billion pounds of copper and 3.2 million ounces of gold (see Entrée’s news release of February 1, 2006).

Rio Tinto and Ivanhoe Investment in Entree

Significant investments by Rio Tinto plc (NYSE: RTP; LSX: RIO; ASX: RIO – “Rio Tinto”) and Ivanhoe have contributed to Entrée’s treasury, which currently exceeds CDN$17 million. Entrée plans to use these funds to explore its wholly-owned projects in Mongolia and Arizona, and acquire and explore new projects, globally. Ivanhoe and Rio Tinto are the largest shareholders of Entrée, holding approximately 15% and 9% of Entrée’s issued shares, respectively. They have the option to increase their positions to approximately 16% each, by exercising warrants at C$2.75 per share and C$3.00 per share.

Rio Tinto Investment in Ivanhoe

On October 18, 2006, Rio Tinto announced its plans to invest up to US$1.5 billion to acquire a 33.35% equity interest in Ivanhoe, for the purpose of funding the joint development of the Oyu Tolgoi copper-gold project in Mongolia. This is a major vote of confidence by one of the world’s pre-eminent mining companies in both the Oyu Tolgoi project and in Mongolia. Ivanhoe now has a strategic partner with sufficient capital resources to take the world’s richest porphyry copper-gold project to production.

Rio Tinto further announced that it intended to join Ivanhoe in negotiations with the Mongolian government for a long-term investment agreement. Such an agreement would provide the basis for the financing and development of Oyu Tolgoi. The Mongolian Government appointed a “working group” in September to work with Ivanhoe for the preparation of an agreement for submission to the Mongolian government’s cabinet.

Trading

Entrée is listed for trading on the TSX under the symbol “ETG”, on the AMEX under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

FURTHER INFORMATION

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Monica Hamm, Investor Relations

Entrée Gold Inc.

Tel: 604-687-4777

Website: www.entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date October 26, 2006
By: /s/ Mona Forster Mona Forster, Corporate Secretary